PRESS RELEASE

New Gold Announces 16% Increase in Gold Sales and 17% Decrease in Cash Cost in the Third Quarter of 2009

(All figures are in US dollars unless otherwise stated)

October 19, 2009 – VANCOUVER, BC – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX – NGD) today announces 2009 third quarter gold sales of 77,645 ounces at a total cash cost(1) of $470 per ounce, net of by-product sales. The preliminary production and total cash cost(1) information provided are approximate figures and may differ slightly from the third quarter earnings.

Third Quarter Highlights

Results presented below are for the period of ownership for the Mesquite (June 1, 2009) and Cerro San Pedro Mines (June 30, 2008).

•	Gold sales increased by 16% to 77,645 ounces from 67,156 ounces in the same period in 2008
•	Total cash cost(1) decreased by 17% to $470 per ounce sold, net of by-product sales, from $565 per ounce sold in the same period in 2008
•	Significant increase in tonnes placed on leach pads at both Cerro San Pedro and Mesquite
•	Completion of development and initiation of production from the high copper grade Chesney ore body at Peak and completion of development of the high gold grade Perseverance Zone D

The Cerro San Pedro and Peak Mines gold production was in-line with expectations during the quarter and silver production at Cerro San Pedro was higher than anticipated. Mesquite’s gold production was slightly below expectations in the third quarter, primarily due to lower than expected grade in the Rainbow 3 pit in the first two months of the quarter. Mining has since transitioned into the Rainbow 2 pit where production in September exceeded the prior months and was consistent with the mine plan. Gold production at Mesquite is expected to be significantly higher in the fourth quarter in comparison to the third quarter with higher tonnes and grade of material stacked.

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Robert Gallagher, President and Chief Executive Officer stated that: “Performance at both Cerro San Pedro and Peak Mines remained strong in the third quarter, achieving production targets with lower than expected cash cost. Mesquite has worked hard over the last two quarters to achieve operational results in line with the mine plan and with a strong performance in September, is on track to significantly increase production in the fourth quarter.”

2009 Forecast Update

For the period of ownership, New Gold’s previously announced 2009 gold production guidance of 270,000 to 300,000 ounces and total cash cost(1) of $470 to $490 per ounce of gold sold, net of by-product sales, remains unchanged.

Operations Overview

Results presented below include gold production, sales and total cash cost(1) for the full year of 2009 and 2008 which includes periods prior to the acquisition of Mesquite (June 1, 2009) and Cerro San Pedro Mines (June 30, 2008).

Mesquite

Gold production for the third quarter at Mesquite was 29,012 ounces compared to 42,357 ounces in the third quarter 2008. Mesquite had gold sales in the third quarter of 27,594 ounces compared to 47,535 ounces in the third quarter 2008. Consistent with expectations, gold production was lower in the third quarter 2009 mainly due to lower gold grade, which was partially offset by higher tonnes placed on the pad. The gold grade in the third quarter 2008 was significantly higher than the reserve grade. As outlined in the mine plan, production at Mesquite began ramping up in the month of September and is expected to continue on this trend in the fourth quarter providing the highest production levels for the year.

Total cash cost(1) per ounce of gold sold for the third quarter of 2009 was $662 compared to $390 in the third quarter of 2008. Total cash cost(1) increase is mainly attributable to lower production and the following temporary items: use of a mining contractor to catch-up on waste stripping, fewer ounces of gold and more waste than modelled in the Rainbow 3 pit, and increased cost associated with abnormal equipment maintenance. In addition, Mesquite has increased the cyanide and lime consumption to achieve optimum recovery.

For the nine months ending September 30, 2009, gold production was 88,757 ounces compared to 79,947 ounces produced in the same period in 2008. Gold sales were 87,647 ounces compared to 80,255 ounces in the same period in 2008. As the strip ratio has come down during this period in comparison to 2008, Mesquite has been able to increase the tonnes processed by 3.0 million to 8.7 million tonnes which will continue to positively impact production going forward.

Total cash cost(1) per ounce of gold sold for the nine months ended September 30, 2009 was $624 compared to $503 in the same period last year. Further to the drivers of the cash cost(1) increase noted above, Mesquite had a one-time change-over from bias ply to radial tires for the entire haulage fleet.

Cerro San Pedro Mine

Gold production for the third quarter at Cerro San Pedro was 24,928 ounces compared to 24,387 ounces produced in the third quarter of 2008 and gold sales were 27,193 ounces compared to 26,070 ounces in the same period in 2008. The increase in production was due to increased tonnes of ore mined, offset by lower gold grade. Silver production increased by 21% in the third quarter to 342,633 ounces from 282,055 ounces in the third quarter of 2008. The increase in silver production over the same quarter in 2008 can be attributed to the higher silver grades and tonnes of ore mined during the quarter.

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Total cash cost(1) per ounce of gold sold, net of by-product sales, for the third quarter was $416 compared to $367 in the third quarter of 2008. The increase in cash cost(1) is due to significantly higher tonnes moved and slightly higher consumable costs offset by increased silver by-product credits.

For the nine months ending September 30, 2009, gold production was 69,721 ounces compared to 63,330 ounces in the same period in 2008 and gold sales were 68,857 ounces compared to 64,182 ounces in the same period in 2008. The increase in gold production was due to higher tonnes placed on the pad which was partially offset by lower gold grade. For the nine months ending September 30, 2009, silver production was 1.2 million ounces compared to 0.8 million ounces produced in the same period in 2008. The increase in silver production year over year is attributed to higher silver grade and tonnes mined during this period.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the nine months ended September 30, 2009 was $394 compared to $370 in the same period last year. The drivers for the increase in cash cost(1) are consistent with those noted above.

Peak Mines

Gold production for the third quarter at Peak Mines was 25,591 ounces compared to 26,662 ounces produced in the third quarter of 2008 and gold sales were 22,858 ounces compared to 24,425 ounces in the same period in 2008. The minor decrease in gold production was primarily due to lower grade mined with mining shifting to zones of higher copper and lower gold content, partially offset by higher recoveries. Mill feed grade was 8% lower in gold grade and 42% higher in copper grade. Copper production for the third quarter was 3.6 million pounds compared to 2.4 million pounds in the same period in 2008.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the third quarter was $302 compared to $560 in the same period in 2008.  The decrease in cash cost(1) is primarily due to higher copper revenues (price and volume) and a more favourable Australian dollar exchange rate, partially offset by lower gold ounces sold due to increased inventory attributable to the timing of concentrate shipments.

For the nine months ending September 30, 2009, gold production was 68,601 ounces compared to 72,875 ounces produced in the same period in 2008 and gold sales were 61,653 ounces compared to 74,114 ounces in the same period in 2008. Gold production during this period was lower due to lower gold grade as mining shifted to zones of higher copper grade. For the nine months ending September 30, 2009, copper production was 11.7 million pounds compared to 5.8 million pounds produced in the same period in 2008.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the nine months ended September 30, 2009 was $332 compared to $490 in the same period in 2008. The decrease in cash cost(1) is primarily due to higher copper revenues (price and volume) , partially offset by an unfavourable movement in the Australian dollar exchange rate.

New Afton Project

New Gold's primary development project continued on schedule during the third quarter and is expected to commence production in the second half of 2012. The project will be an underground mine and concentrator which will produce an annual estimated average of 85,000 ounces of gold, and 75 million pounds of copper over a 12 year mine life.

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During the third quarter of 2009, the New Afton underground development crews continued to ramp-up development, completing 453 metres compared to 424 metres during the second quarter of 2009. An underground development milestone was achieved in the third quarter with the break-through of the conveyor decline which creates a secondary access to the mine and facilitates improved equipment accessibility.

Major surface construction activities will resume in 2011 once the underground development has reached the bottom of the ore body. Project engineering work is approximately 92% complete and will not advance further until the resumption of surface construction.

El Morro Project

El Morro is a copper-gold project in Chile. New Gold Inc. has a 30% interest with project operator Xstrata Copper Chile S.A. (“Xstrata”), which owns the remaining 70%. On October 12, 2009, Barrick Gold Corporation announced that it has entered into an agreement with Xstrata to acquire its 70% interest in the El Morro project for $465 million in cash. New Gold has the right of first refusal to purchase Xstrata’s 70% interest and is currently reviewing alternatives to maximize the value of its 30% stake.

New Gold’s share of the El Morro project represents annual estimated average production of 95,000 ounces of gold and 100 million pounds of copper over a 15 year mine life.

Third Quarter Production and Cash Cost Overview

Third quarter and year to date results for 2009 are presented in the table below, for the period of ownership for the Mesquite (June 1, 2009) and Cerro San Pedro (June 30, 2008) mines.

	Q3-2009	Q3-2008	YTD 2009	YTD 2008
Production
Mesquite gold oz	29,012	-	38,053	-
Cerro San Pedro
gold oz	24,928	24,387	69,721	24,387
silver oz	342,633	282,055	1,184,110	282,055
Peak Mines
gold oz	25,591	26,662	68,601	72,875
copper m lbs	3.6	2.4	11.7	5.8
Amapari(2) gold oz	-	17,752	13,726	56,891
Total Production
Gold oz	79,531	68,801	190,101	154,153
Copper m lbs	3.6	2.4	11.7	5.8
Silver oz	342,633	282,055	1,184,110	282,055
Gold sales oz	77,645	67,156	185,932	159,397
Total cash cost/oz	$470	$565	$460	$598

Conference Call-in and Webcast Details

New Gold will hold a conference call and webcast on Wednesday, November 4th at 10:00am E.T. to discuss the 2009 third quarter results. Anyone may join the call by dialling toll free 1-888-789-9572 or 1-416-695-7806 to access the call from outside Canada or the U.S. - Passcode 4424442. You can listen to a recorded playback of the call after the event until December 17, 2009 by dialling 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S. Passcode 8373702.

A live and archived webcast will also be available at www.newgold.com.

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About New Gold

New Gold is an intermediate gold mining company with three operating assets; the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The company is expected to produce between 270,000 and 300,000 ounces of gold in 2009 for the period of ownership, growing to over 400,000 ounces in 2012. In addition, New Gold has a strong portfolio of mining, development and exploration assets in mining friendly jurisdictions.  For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold and Western Goldfields will be able to satisfy the conditions in the  business combination agreement, that the required approvals (shareholder, third party regulatory and governmental) will be obtained and all other conditions will be satisfied or waived; the results of the preliminary assessment assessing the viability of a new process facility at Amapari; New Gold’s operations are subject to significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and management information circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning under GAAP. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

(2) Amapari was placed on care and maintenance on January 2, 2009 and there was minimal production in the first quarter 2009.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com
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